SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a).


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                              ROYAL PRECISION, INC.
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                   780921-10-2
                                 (CUSIP Number)


                             Kenneth J. Warren, Esq.
                      5134 Blazer Parkway, Dublin, OH 43017
                                 (614) 766-1960
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                  March 1, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions (however, see the Notes).

---------------------                                         ------------------
CUSIP NO. 780921-10-2            SCHEDULE 13D/A               Page 2 of 25 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON: Richard P. Johnston
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  5  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      6  SHARED VOTING POWER
    BENEFICIALLY     7,072,857
     OWNED BY        ---------------------------------------------------------
       EACH       7  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH       8  SHARED DISPOSITIVE POWER
                     7,072,857
                     ---------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,072,857(1)
    --------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]


    --------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    63.05%(2)
    --------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(1) Consists of (a) 1,384,135 shares held by CRT#3 (hereinafter defined) of which Richard P. Johnston and Jayne A. Johnston serve as co-Trustees; (b) 153,248 shares held by the Trust (hereinafter defined) of which Richard P. Johnston and Jayne A. Johnston serve as co-Trustees; (c) 147,808 shares held by the Johnston Foundation (hereinafter defined); (d) 26,302 shares covered by employee stock options held by Richard P. Johnston that are currently exercisable; (e) 152,192 shares issuable upon exercise of the warrant dated October 26, 2001 held by the Johnston Foundation described in
     Item 6 hereof; (f) 5,000,000 shares (based upon the original principal balance outstanding) held by the Johnston Foundation upon conversion of the Subordinated Note described in Item 6 and 113,972 shares issuable in respect of interest accrued through March 31, 2002; (g) 36,000 shares issuable upon exercise of a warrant issued to the Trust dated February 28, 2002; and (h) 59,200 shares covered by the exercisable portion of a warrant authorized by the Board of Directors on March 19, 2002 to be issued to the Trust in connection with the agreement of the Trust to provide a guaranty to the Issuer's financial lender currently being negotiated as described in
     Item 6 and certain other guaranties. Does not include (i) 25,000 shares subject to employee stock options held by Richard P. Johnston which are not exercisable within 60 days, (ii) 600,000 shares issuable upon conversion of the subordinated note held by the Trust dated February 28, 2002 which is not convertible until the occurrence of a default, (iii) 200,000 shares which CRT#3 may be required to purchase from Christopher A. Johnston pursuant to a Put Agreement dated August 31, 2001, (iv) 86,000 shares issuable pursuant to the warrant authorized by the Issuer on March 19, 2002 to be issued to the Trust that would not be exercisable until the occurrence of certain events, nor (v) up to 2,420,000 shares which may be issued upon enforcement of guaranties issued by the Trust and conversion of the underlying guarantied debt of $605,000.
(2) Based on a total of 11,217,185 shares outstanding as adjusted upward to reflect 26,302 shares issuable on exercise of the above-referenced option, 152,192 shares issuable on exercise of the above-referenced October 26, 2001 warrant, 5,000,000 shares issuable in respect of principal and 113,972 shares issuable in respect of interest through March 31, 2002 upon conversion of the subordinated note held by the Trust dated February 28, 2002, 36,000 shares issuable in respect of unexercised warrants held by the Trust under the February 28, 2002 warrant, and 59,200 shares representing the exercisable portion of the March 19, 2002 warrant.

---------------------                                         ------------------
CUSIP NO. 780921-10-2            SCHEDULE 13D/A               Page 3 of 25 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON: Jayne A. Johnston
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  5  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      6  SHARED VOTING POWER
    BENEFICIALLY     7,072,857
     OWNED BY        ---------------------------------------------------------
       EACH       7  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH       8  SHARED DISPOSITIVE POWER
                     7,072,857
                     ---------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,072,857(3)
    --------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]


    --------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    63.05%(4)
    --------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(3) Consists of (a) 1,384,135 shares held by CRT#3 (hereinafter defined) of which Richard P. Johnston and Jayne A. Johnston serve as co-Trustees; (b) 153,248 shares held by the Trust (hereinafter defined) of which Richard P. Johnston and Jayne A. Johnston serve as co-Trustees; (c) 147,808 shares held by the Johnston Foundation (hereinafter defined); (d) 26,302 shares covered by employee stock options held by Richard P. Johnston that are currently exercisable; (e) 152,192 shares issuable upon exercise of the warrant dated October 26, 2001 held by the Johnston Foundation described in
     Item 6 hereof; (f) 5,000,000 shares (based upon the original principal balance outstanding) held by the Johnston Foundation upon conversion of the Subordinated Note described in Item 6 and 113,972 shares issuable in respect of interest accrued through March 31, 2002; (g) 36,000 shares issuable upon exercise of a warrant issued to the Trust dated February 28, 2002; and (h) 59,200 shares covered by the exercisable portion of a warrant authorized by the Board of Directors on March 19, 2002 to be issued to the Trust in connection with the agreement of the Trust to provide a guaranty to the Issuer's financial lender currently being negotiated as described in
     Item 6 and certain other guaranties. Does not include (i) 25,000 shares subject to employee stock options held by Richard P. Johnston which are not exercisable within 60 days, (ii) 600,000 shares issuable upon conversion of the subordinated note held by the Trust dated February 28, 2002 which is not convertible until the occurrence of a default, (iii) 200,000 shares which CRT#3 may be required to purchase from Christopher A. Johnston pursuant to a Put Agreement dated August 31, 2001 (iv) 86,000 shares issuable pursuant to the warrant authorized by the Issuer on March 19, 2002 to be issued to the Trust that would not be exercisable until the occurrence of certain events, nor (v) up to 2,420,000 shares which may be issued upon enforcement of guaranties issued by the Trust and conversion of the underlying guarantied debt of $605,000.
(4) Based on a total of 11,217,185 shares outstanding as adjusted upward to reflect 26,302 shares issuable on exercise of the above-referenced option, 152,192 shares issuable on exercise of the above-referenced October 26, 2001 warrant, 5,000,000 shares issuable in respect of principal and 113,972 shares issuable in respect of interest through March 31, 2002 upon conversion of the subordinated note held by the Trust dated February 28, 2002, 36,000 shares issuable in respect of unexercised warrants held by the Trust under the February 28, 2002 warrant, and 59,200 shares representing the exercisable portion of the March 19, 2002 warrant.

---------------------                                         ------------------
CUSIP NO. 780921-10-2            SCHEDULE 13D/A               Page 4 of 25 Pages
---------------------                                         ------------------

1 NAMES OF REPORTING PERSON: Johnston Family Charitable Remainder Trust #3 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   CITZENSHIP OR PLACE OF ORGANIZATION

    Indiana, United States of America
    --------------------------------------------------------------------------
                  5  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      6  SHARED VOTING POWER
    BENEFICIALLY     1,384,135
     OWNED BY        ---------------------------------------------------------
       EACH       7  SOLE DISPOSITIVE POWER
     REPORTING       1,384,135
      PERSON         ---------------------------------------------------------
       WITH       8  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,384,135
    --------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    23.74%(5)
    --------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------

(5)  Based on a total of 5,829,519 shares outstanding on February 28, 2002.

---------------------                                         ------------------
CUSIP NO. 780921-10-2            SCHEDULE 13D/A               Page 5 of 25 Pages
---------------------                                         ------------------

1 NAMES OF REPORTING PERSON: Johnston Family Living Trust u/a dtd 4/11/94 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   CITZENSHIP OR PLACE OF ORGANIZATION

    Wyoming, United States of America
    --------------------------------------------------------------------------
                  5  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      6  SHARED VOTING POWER
    BENEFICIALLY     248,448
     OWNED BY        ---------------------------------------------------------
       EACH       7  SOLE DISPOSITIVE POWER
     REPORTING       248,448
      PERSON         ---------------------------------------------------------
       WITH       8  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    248,448 (6)
    --------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]


    --------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    4.19% (7)
    --------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    00
    --------------------------------------------------------------------------

(6) Includes (i) 153,248 shares held by the Trust; (ii) 36,000 shares issuable upon exercise of a warrant dated February 28, 2002 and (iii) 59,200 shares covered by the exercisable portion of a warrant authorized by the Board of Directors on March 19, 2002 to be issued to the Trust in connection with the agreement of the Trust to provide a guaranty to the Issuer's financial lender currently being negotiated as described in Item 6 and certain other guaranties. Does not include (a) 600,000 shares issuable on conversion of a subordinated note held by the Trust dated February 28, 2002 (based on the original principal balance outstanding) which is not convertible until the
     occurrence  of  a  default,   (b)  86,000  shares   representing   the
     nonexercisable portion of the March 19, 2002 warrant, nor (c) up to 2,420,000 shares which may be issued upon enforcement of guaranties issued by the Trust and conversion of the underlying guarantied debt of $605,000.
(7) Based on a total of 5,924,719 shares outstanding, as adjusted upward to reflect 36,000 shares issuable upon the above-referenced warrant, and 59,200 shares representing the exercisable portion of the March 19, 2002 warrant.

---------------------                                         ------------------
CUSIP NO. 780921-10-2            SCHEDULE 13D/A               Page 6 of 25 Pages
---------------------                                         ------------------

1 NAMES OF REPORTING PERSON: The Johnston Family Charitable Foundation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   CITZENSHIP OR PLACE OF ORGANIZATION

    Wyoming, United States of America
    --------------------------------------------------------------------------
                  5  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      6  SHARED VOTING POWER
    BENEFICIALLY     5,413,972
     OWNED BY        ---------------------------------------------------------
       EACH       7  SOLE DISPOSITIVE POWER
     REPORTING       5,413,972
      PERSON         ---------------------------------------------------------
       WITH       8  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,413,972(8)
    --------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    48.79%(9)
    --------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------

(8) Includes (i) 147,808 shares held by the Johnston Foundation; and (ii) 152,192 shares issuable upon exercise of the balance of the warrant held by the Johnston Foundation dated October 26, 2001 described in Item 6 hereof and 5,000,000 shares (based on the original principal balance outstanding) and 113,972 shares (based on interest accruing through March 31, 2002) issuable upon conversion of the Subordinated Note held by the Johnston Foundation described in Item 6.
(9) Based on a total of 11,095,683 shares outstanding, as adjusted upward to reflect 152,192 shares issuable in respect of unexercised warrants held by the Reporting Person, 5,000,000 shares issuable in respect of principal and 113,972 shares issuable in respect of interest accruing through March 31, 2002 in respect of the convertible Subordinated Note referred to above.

ITEM 1. SECURITY AND ISSUER.

     Common Stock, par value, $.001 per share.
     Royal Precision, Inc.
     535 Migeon Avenue
     Torrington, CT 06790

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement is being filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Act, by the following: Richard P. Johnston, Jayne A. Johnston, the Johnston Family Charitable Remainder Unitrust #3 (the "CRT#3"), the Johnston Family Living Trust (the "Trust") and the Johnston Family Charitable Foundation ("Johnston Foundation") (sometimes referred to herein as the "Reporting Persons"). The Reporting Persons are making this Amendment No. 3 to Schedule 13D (this "Amendment") to amend the Schedule 13D of the Reporting Persons as filed with the Securities and Exchange Commission on March 1, 2001, and as amended by Amendment No. 1 thereto filed on September 12, 2001 ("Amendment No. 1") and Amendment No. 2 filed on November 19, 2001 ("Amendment No. 2"), (the original Schedule 13D as amended by Amendment No. 1 and Amendment No. 2 being herein referred to as the "Amended Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Amended Schedule 13D. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b) - (f) for all of the Reporting Persons except the Johnston Foundation remains as reported in the Amended Schedule 13D. The following is added for the Johnston Foundation:

     (a) The Johnston Family Charitable Foundation.

     (b) 4350 Greens Place
         Wilson, Wyoming 83014

     (c) The entity is a charitable foundation. Pursuant to Instruction C, the only Trustees and officers of the Johnston Foundation are the following persons:

Name and Title             Address                           Principal Occupation and Employment
--------------             -------                           -----------------------------------
Richard P. Johnston        4350 Greens Place,                Chairman of the Board of Royal
                           Wilson, Wyoming 83014             Precision, Inc.

Jayne A. Johnston          4350 Greens Place,                Trustee, Johnston Foundation
                           Wilson, Wyoming 83014

David E. Johnston          1935 W. Muirhead Loop             President, Johnston Foundation
                           Tucson, Arizona 85737

Kenneth J. Warren          5134 Blazer Parkway               Attorney at Law
                           Dublin, Ohio 43017

Robert Keys                4650 SW Macadam, Suite 400        Financial Advisor, The Private
                           Portland, Oregon 97201            Consulting Group

     (d) During the last five years, the Trustees and officers of the Johnston Foundation and the Johnston Foundation have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Trustees and officers of the Johnston Foundation and the Johnston Foundation have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     (f) The Trustees and officers of the Johnston Foundation are citizens of the United States. The Johnston Foundation was organized under the laws of Wyoming.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     During November 2001 and January 2002, CRT#3 acquired an additional 16,900 shares in the open market for a total consideration of $7,435.70 which shares were acquired with its own funds.

     During February 2002, the Johnston Foundation partially exercised its warrant dated October 26, 2001 and received 147,808 shares, which shares were acquired with its own funds.

     On February 28, 2002, the Trust lent to the Issuer the sum of $150,000 out of its own funds and received therefor, a subordinated convertible note and a warrant to purchase 36,000 shares of the Issuer (described in Item 6 hereof). The shares issuable upon exercise of this warrant are included in the shares reported as beneficially owned by the Trust. The Trust also has an option to convert the principal and interest into shares at the rate of $.25 per share upon a default under such note.

     On March 11, 2002, the Johnston Foundation entered into an agreement with the Issuer providing for the conversion of its Subordinated Note upon request of the Issuer's institutional lender. The shares issuable in respect of such conversion are included in the shares reported as beneficially owned by the Johnston Foundation. No additional consideration is required in respect of the conversion

     On March 19, 2002, the Trust agreed to provide guaranties of certain financial obligations of the Issuer and received a warrant permitting the immediate exercise of 59,200 shares at a price of $.25 per share and the possible exercise of up to 86,000 additional shares upon certain events taking place in the future. The Trust may also convert any debt that arises by virtue of the enforcement of its guaranties into shares of the Issuer at the same price.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 remains as reported in Amendment No. 2 to the Amended Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Amended Schedule 13 D is hereby amended to read in its entirety as follows::

     Richard P. Johnston. As of March 15, 2002, Mr. Johnston may be deemed pursuant to Rule 13d-3 to beneficially own (a) 1,384,135 shares held by CRT#3 of which Richard P. Johnston and Jayne A. Johnston serve as co-Trustees and share voting and dispositive power; (b) 153,248 shares held by the Trust of which Richard P. Johnston and Jayne A. Johnston serve as co-Trustees and share voting and dispositive power; (c) 147,808 shares held by the Johnston Foundation of which Mr. Johnston serves as trustee and shares voting and dispositive power;
(d) 26,302 shares covered by employee stock options held by Richard P. Johnston that are currently exercisable; (e) 152,192 shares issuable upon exercise of a warrant dated October 26, 2001 held by the Johnston Foundation described in Item 6 hereof; (f) 5,000,000 shares (based upon the original principal balance outstanding) and an additional 113,972 shares (based on interest accruing through March 31, 2002) held by the Johnston Foundation issuable upon conversion of the Subordinated Note described in Item 6, (g) 36,000 shares issuable upon exercise of a warrant issued to the Trust dated February 28, 2002. and (h) 59,200 shares covered by the exercisable portion of a warrant authorized by the Board of Directors on March 19, 2002 to be issued to the Trust in connection with the agreement of the Trust to provide a guaranty to the Issuer's financial lender currently being negotiated as described in Item 6 and certain other guaranties. Mr. Johnston's reported beneficial ownership does not include (i) 25,000 shares subject to employee stock options held by Richard P. Johnston which are not exercisable within 60 days, (ii) 600,000 shares issuable upon conversion of the subordinated note held by the Trust dated February 28, 2002 which is not convertible until the occurrence of a default, (iii) 200,000 shares which CRT#3 may be required to purchase from Christopher A. Johnston pursuant to a Put Agreement dated August 31, 2001, (iv) 86,000 shares issuable pursuant to the warrant authorized by the Issuer on March 19, 2002 to be issued to the Trust that would not be exercisable until the occurrence of certain events, nor (v) up to 2,420,000 shares which may be issued upon enforcement of guaranties issued by the Trust and conversion of the underlying guarantied debt of $605,000. Mr. Johnston expressly declares that his filing of this Schedule 13D shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D except for the 26,302 common shares subject to options which are owned directly by Mr. Johnston.

     Jayne A. Johnston. As of March 15, 2002, Mrs. Johnston may be deemed pursuant to Rule 13d-3 to beneficially own (a) 1,384,135 shares held by CRT#3 of which Richard P. Johnston and Jayne A. Johnston serve as co-Trustees and share voting and dispositive power; (b) 153,248 shares held by the Trust of which Richard P. Johnston and Jayne A. Johnston serve as co-Trustees and share voting and dispositive power; (c) 147,808 shares held by the Johnston Foundation of which Mrs. Johnston serves as trustee and shares voting and dispositive power;
(d) 26,302 shares covered by employee stock options held by Richard P. Johnston that are currently exercisable; (e) 152,192 shares issuable upon exercise of a warrant dated October 26, 2001 held by the Johnston Foundation described in Item 6 hereof; (f) 5,000,000 shares (based upon the original principal balance outstanding) and an additional 113,972 shares (based on interest accruing through March 31, 2002) held by the Johnston Foundation issuable upon conversion of the Subordinated Note described in Item 6, (g) 36,000 shares issuable upon exercise of a warrant issued to the Trust dated February 28, 2002 and (h) 59,200 shares covered by the exercisable portion of a warrant authorized by the Board of Directors on March 19, 2002 to be issued to the Trust in connection with the agreement of the Trust to provide a guaranty to the Issuer's financial lender currently being negotiated as described in Item 6 and certain other guaranties. Mrs. Johnston's reported beneficial ownership does not include (i) 25,000 shares subject to employee stock options held by Richard P. Johnston which are not exercisable within 60 days, (ii) 600,000 shares issuable upon conversion of the subordinated note held by the Trust dated February 28, 2002 which is not convertible until the occurrence of a default, (iii) 200,000 shares which CRT#3 may be required to purchase from Christopher A. Johnston pursuant to a Put Agreement dated August 31, 2001, (iv) 86,000 shares issuable pursuant to the warrant authorized by the Issuer on March 19, 2002 to be issued to the Trust that would not be exercisable until the occurrence of certain events, nor (v) up to 2,420,000 shares which may be issued upon enforcement of guaranties issued by the Trust and conversion of the underlying guarantied debt of $605,000. Mrs. Johnston expressly declares that her filing of this Schedule 13D shall not be construed as an admission that she is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this
Schedule 13D except for the 26,302 common shares subject to options which are owned directly by Mr. Johnston.

     CRT#3. As of March 15, 2002, CRT#3 may be deemed pursuant to Rule 13d-3 to beneficially own 1,384,135 shares. The CRT#3 expressly declares that its filing of this Schedule 13D shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D except for the 1,384,135 shares owned directly by the Trust.

     Trust. As of March 15, 2002, the Trust may be deemed pursuant to Rule 13d-3 to beneficially own (i) 153,248 shares held by the Trust, (ii) 36,000 shares issuable upon exercise of a warrant held by the Trust dated February 28, 2002, and (iii) 59,200 shares covered by the exercisable portion of a warrant authorized by the Board of Directors on March 19, 2002 to be issued to the Trust in connection with the agreement of the Trust to provide a guaranty to the Issuer's financial lender currently being negotiated as described in Item 6 and certain other guaranties. Does not include 600,000 shares issuable on conversion of a subordinated note held by the Trust dated February 28, 2002 (based on the original principal balance outstanding which is not convertible until the occurence of a default) nor 86,000 shares issuable pursuant to the warrant authorized by the Issuer on March 19, 2002 to be issued to the Trust that would not be exercisable until the occurrence of certain events nor up to 2,420,000 shares which may be issued upon enforcement of guaranties issued by the Trust and conversion of the underlying guarantied debt of $605,000. The Trust expressly declares that its filing of this Schedule 13D shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D except for the 248,448 shares owned directly by the Trust.

     Johnston Foundation. As of March 15, 2002, the Johnston Foundation may be deemed pursuant to Rule 13d-3 to beneficially down (i) 147,808 shares held by the Johnston Foundation; and (ii) 152,192 shares issuable upon exercise of the balance of the warrant dated October 26, 2001 described in Item 6 hereof and 5,000,000 shares (based on the original principal balance outstanding) and 113,972 shares based on interest accruing through March 31, 2002) issuable upon conversion of the Subordinated Note described in Item 6. The Johnston Foundation expressly declares that its filing of this Schedule 13D shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D except for (i) 147,808 shares held by the Johnston Foundation, (i) 152,192 shares issuable upon exercise of the balance of the warrant dated October 26, 2001 described in Item 6; and (iii) 5,000,000 shares (based on the original principal balance outstanding) and 113,972 shares based on interest accruing through March 31 2002.

     Richard P. Johnston:

     (a)  (i)   Amount Beneficially Owned: 7,072,857

          (ii) Percent of Class: 63.05% based on a total of 5,829,519 shares outstanding on February 28, 2002, after adjustment upward to 11,217,185 to reflect issuance of 26,302 shares covered by exercisable employee stock options held by Mr. Johnston, 152,192 shares covered by the warrant dated October 26, 2001 held by the Johnston Foundation, 5,000,000 shares in respect of principal of the Subordinated Note and 113,972 shares issuable in respect of interest thereon through March 31, 2002 held by the Johnston Foundation, 36,000 shares covered by the warrant dated February 28, 2002 held by the Trust and 59,200 shares issuable pursuant to the exercisable portion of the warrant authorized by the Issuer on March 19, 2002.

     (b)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: -0-

          (ii)  Shared power to vote or to direct the vote: 7,072,857

          (iii) Sole power to dispose or to direct the disposition of -0-

          (iv)  Shared power  to  dispose  or  to  direct  the  disposition  of:
                7,072,857

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     Jayne A. Johnston:

     (a)  (i)   Amount Beneficially Owned: 7,072,857

          (ii) Percent of Class: 63.05% based on a total of 5,829,519 shares outstanding on February 28, 2002, after adjustment upward to 11,217,185 to reflect issuance of 26,302 shares covered by exercisable employee stock options held by Mr. Johnston, 152,192 shares covered by the warrant dated October 26, 2001 held by the Johnston Foundation, 5,000,000 shares in respect of principal of the Subordinated Note and 113,972 shares issuable in respect of interest thereon through March 31, 2002 held by the Johnston Foundation, 36,000 shares covered by the warrant dated February 28, 2002 held by the Trust and 59,200 shares issuable pursuant to the exercisable portion of the warrant authorized by the Issuer on March 19, 2002.

     (b)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: -0-

          (ii)  Shared power to vote or to direct the vote: 7,072,857

          (iii) Sole power to dispose or to direct the disposition of: -0-

          (iv)  Shared power  to  dispose  or  to  direct  the  disposition  of:
                7,072,857

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     Johnston Family Charitable Remainder Unitrust #3:

     (a)  (i)   Amount Beneficially Owned: 1,384,135

          (ii) Percent of Class: 23.74% based on 5,829,519 shares outstanding on February 28, 2002.

     (b)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: -0-

          (ii)  Shared power to vote or to direct the vote: 1,384,135

          (iii) Sole power to dispose or direct the disposition of: 1,384,135

          (iv)  Shared power to dispose or to direct the disposition of: -0-

     (c) Except as set forth below or disclosed elsewhere in this Amendment No. 3, during the last 60 days none of the Reporting Persons engaged in any transactions in the common stock. On the dates set forth below, CRT#3 purchased an aggregate of 7,500 shares:

      Date                  Number of Shares           Price Per Share ($)
      ----                  ----------------           -------------------
     1/23/02                       500                        .998
     1/23/02                      1000                       1.00
     1/24/02                     1,500                       1.00
     1/25/02                     1,500                        .98
     1/28/02                     1,500                        .99798
     1/29/02                     1,500                        .998

All of said purchases were made in the open market on the Nasdaq National Market System.

     (d)  Not applicable.

     (e)  Not applicable.

Johnston Family Living Trust u/a dtd. 4/11/94:

     (a)  (i)   Amount Beneficially Owned: 248,448

     (ii) Percent of Class: 4.19% based on 5,829,519 shares outstanding on February 28, 2002, as adjusted upward to 5,924,719 to reflect 36,000 shares covered by the warrant dated February 28, 2002 and 59,200 shares issuable pursuant to the exercisable portion of the warrant authorized by the Issuer on March 19, 2002.

     (b)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: -0-

          (ii)  Shared power to vote or to direct the vote: 248,448

          (iii) Sole power to dispose or to direct the disposition of: 248,448

          (iv)  Shared power to dispose or to direct the disposition of: -0-

     (c) On February 28, 2002, the Trust lent to the Issuer the sum of $150,000 out of its own funds and received therefor, a subordinated convertible note and a warrant to purchase 36,000 shares of the Issuer (described in Item 6 hereof). The shares issuable upon exercise of this warrant are included in the shares reported as beneficially owned by the Trust.

     On March 19, 2002, the Trust agreed to provide guaranties of certain financial obligations of the Issuer and received a warrant permitting the immediate exercise of 59,200 shares at a price of $.25 per share and the possible exercise of up to 86,000 additional shares upon certain events taking place in the future. The Trust may also convert any debt that arises by virtue of the enforcement of its guaranties into shares of the Issuer at the same price.

     (d)  Not applicable.

     (e)  Not applicable.

The Johnston Family Charitable Foundation:

     (a)  (i)   Amount Beneficially Owned: 5,413,972

          (ii) Percent of Class: 48.79% based on 5,413,972 shares outstanding on February 28, 2002, as adjusted upward to 11,095,683 shares to reflect (i) 152,192 shares issuable upon exercise of the warrant dated October 26, 2001; and
(ii) 5,000,000 shares issuable upon conversion of the Subordinated Note described in Item 6 and 113,972 shares issuable with respect to interest accrued thereon through March 31, 2002.

     (b)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: -0-

          (ii)  Shared power to vote or to direct the vote: 5,413,972

          (iii) Sole power to dispose or to direct the disposition of: 5,413,972

          (iv)  Shared power to dispose or to direct the disposition of: -0-

     (c) On February 4, 2002, the Johnston Foundation partially exercised a warrant dated October 26, 2001 and received 147,808 shares. The warrant remains unexercised as to a total of 152,192 shares. The warrant was exercisable for $.25 per share.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 6 OF THE SCHEDULE 13D IS HEREBY SUPPLEMENTED BY ADDING THE FOLLOWING AT THE END OF ITEM 6:

     (i) On May 29, 1996, the original 80 shares held by Kenneth J. Warren in a constituent company prior to a merger in 1999 were pledged by Mr. Warren to RPJ/JAJ Partners, Ltd., of which Richard P. Johnston and Jayne A. Johnston are partners, under a pledge agreement pursuant to which the pledgee will only acquire voting power or dispositive power over the shares upon the occurrence of certain contingencies which have not yet occurred. These 80 shares were converted to 334,031 shares of the Issuer in a subsequent merger and remain subject to the pledge agreement.

     (ii) In September 1999, 3,900 shares were pledged by Kenneth J. Warren to Richard P. Johnston and Jayne A. Johnston, Trustees of the Johnston Family Living Trust u/a dtd. April 11, 1999, to enable Mr. Warren to purchase on credit shares of common stock of the Issuer by delivery of a promissory note to such Trust.

     (iii) On October 19, 1999, 5,881 shares were pledged by Kenneth J. Warren to Richard P. Johnston and Jayne A. Johnston, Trustees of the Johnston Family Living Trust u/a dtd. April 11, 1999, to enable Mr. Warren to purchase on credit shares of common stock of the Issuer by delivery of a promissory note to such Trust.

     (iv) On February 28, 2001, Richard P. Johnston entered into a Stock Option Purchase Agreement with Danny Edwards providing for the sale of 41,100 shares held by Danny Edwards to Mr. Johnston (or his nominee). These shares were acquired by CRT#3 and are included in CRT#3's shareholdings shown herein. The Stock Option Purchase Agreement further provided to Mr. Johnston (or his nominee) the right to acquire from Mr. Edwards any shares that Mr. Edwards acquires upon his exercise of options to purchase shares of the Issuer at the strike price of the options. Mr. Edwards has not exercised any of such options.

     (v) On July 24, 2001, CRT#3 granted seven year options to Kenneth J. Warren and Charles S. Mechem, Jr. to purchase 30,000 shares held by CRT#3. A number of shares equal to 20% of such options become exercisable July 24, 2002 and on each July 24 of the four subsequent years.

     (vi) As reported in Item 6 of Amendment No. 2, the Johnston Foundation acquired a Subordinated Note and a warrant to purchase 300,000 shares of the Issuer's common stock on October 26, 2001. The Issuer has entered into a Conversion Agreement dated March 11, 2002 with the Johnston Foundation pursuant to which the Johnston Foundation has agreed to convert its principal debt of $5,000,000 into equity and, if converted on request of the Issuer's institutional lender, the conversion will be deemed to have occurred on March 11, 2002, subject to a condition subsequent that the Issuer's institutional lender request the Johnston Foundation to convert the Issuer's debt to common stock. When converted, the conversion will also cover shares issuable on conversion in respect of interest accruing through March 31, 2002. In addition, the warrant issued to the Johnston Foundation on October 26, 2001 provided that it was exercisable only for up to 25,000 shares without stockholder approval. The stockholders, in a special meeting held on January 28, 2002 approved the financing and the warrant is now exercisable in its entirety.

     (vii) On February 28, 2002, the Trust lent to the Issuer the sum of $150,000 out of its own funds and received therefor, a subordinated convertible note and a warrant to purchase 36,000 shares of the Issuer. The shares issuable upon exercise of this warrant are included in the shares reported as beneficially owned by the Trust.

     (viii) The Issuer entered into an agreement with the Johnston Foundation on March 1, 2002 pursuant to which the Johnston Foundation is granted the right to designate a nominee for election as a director of the Issuer. David E. Johnston has been appointed as the Johnston Foundation's designee to serve as a director of the Issuer. From the date of such agreement, David Johnston's services as a director shall be as a director designee of the Johnston Foundation.

     (ix) On March 19, 2002, the Board of Directors of the Issuer authorized the issuance of a warrant to the Trust to purchase up to 145,200 shares in connection with proposed guaranties of certain obligations of the Issuer. Documentation of this transaction, when finalized, will be filed as an amendment to this Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Statement Pursuant to Rule 13d-1(k).

     2. Designation Agreement between Johnston Foundation and the Issuer dated March 1, 2002 which entitles the Johnston Foundation to appoint a director designee to the Board of Directors of the Issuer.

     3. Conversion Agreement between Johnston Foundation and the Issuer dated March 11, 2002.

     4.  Pledge  Agreement  dated May 29,  1996  between  Kenneth J.  Warren and
RPJ/JAJ  Partners,  Ltd.  (incorporated  herein  by  reference  to  Exhibit 1 to
Schedule 13D of Kenneth J. Warren dated February 22, 2002).

     5. Pledge Agreement dated September 1999 between Kenneth J. Warren and Richard P. Johnston and Jayne A. Johnston, Trustees of the Johnston Family Living Trust u/a dtd. April 11, 1999 (incorporated herein by reference to Exhibit 3 to Schedule 13D of Kenneth J. Warren dated February 22, 2002).

     6. Pledge Agreement dated October 19, 1999, between Kenneth J. Warren and Richard P. Johnston and Jayne A. Johnston, Trustees of the Johnston Family Living Trust u/a dtd. April 11, 1994 (incorporated herein by reference to Exhibit 4 of Schedule 13D of Kenneth J. Warren dated February 22, 2002).

     7. Stock Option Purchase Agreement between Richard P. Johnston and Danny Edwards dated February 28, 2001 (incorporated herein by reference to Exhibit 3 to Schedule 13D of Richard P. Johnston, et al dated February 28, 2001).

     8. Option Agreement dated July 24, 2001 between Kenneth J. Warren and The Johnston Family Charitable Remainder Unitrust #3 (incorporated herein by reference to Exhibit 3 to Amendment No. 1 of Schedule 13D of Richard P. Johnston, et al, dated August 31, 2001).

     9. Option Agreement dated July 24, 2001 between Charles S. Mechem, Jr. and The Johnston Family Charitable Remainder Unitrust #3 (incorporated herein by reference to Exhibit 4 to Amendment No. 1 of Schedule 13D of Richard P. Johnston, et al, dated August 31, 2001).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           March 20, 2002
                                           -------------------------------------
                                           (Date)

                                           /s/ Richard P. Johnston
                                           -------------------------------------
                                           (Signature)

                                           Richard P. Johnston
                                           -------------------------------------

                                           March 20, 2002
                                           -------------------------------------
                                           (Date)

                                           /s/ Jayne A. Johnston
                                           -------------------------------------
                                           (Signature)

                                           Jayne A. Johnston
                                           -------------------------------------

                                           March 20, 2002
                                           -------------------------------------
                                           (Date)

                                           Johnston Family Living Trust

                                           By: /s/ Richard P. Johnston
                                               ---------------------------------
                                               (Signature)

                                               Richard P. Johnston
                                               ---------------------------------

                                           March 20, 2002
                                           -------------------------------------
                                           (Date)

                                           Johnston Family Charitable Remainder
                                           Trust #3

                                           By: /s/ Richard P. Johnston
                                               ---------------------------------
                                               (Signature)

                                               Richard P. Johnston
                                               ---------------------------------

                                           March 20, 2002
                                           -------------------------------------
                                           (Date)

                                           The Johnston Family Charitable
                                           Foundation

                                           By: /s/ Richard P. Johnston
                                               ---------------------------------
                                               (Signature)

                                               Richard P. Johnston
                                               ---------------------------------

                                  EXHIBIT INDEX

Exhibit   Description                                                                Sequential Page No.
-------   -----------                                                                -------------------
   1      Statement Pursuant to Rule 13d-1(k).                                               ___

   2      Designation  Agreement  dated  March 1, 2002  between  the Issuer  and             ___
          Johnston Foundation.

   3      Conversion  Agreement  dated  March 11,  2002  between the Issuer  and             ___
          Johnston Foundation.

   4      Pledge  Agreement  dated May 29,  1996  between  Kenneth J. Warren and              *
          RPJ/JAJ Partners,  Ltd. (incorporated herein by reference to Exhibit 1 to Schedule 13D of Kenneth J. Warren filed dated February 22, 2002).

   5      Pledge  Agreement  dated  September 1999 between Kenneth J. Warren and              *
          Richard P.  Johnston and Jayne A.  Johnston,  Trustees of the Johnston
          Family Living Trust u/a dtd.  April 11, 1994  (incorporated  herein by reference  to Exhibit 3 to  Schedule  13D of Kenneth J.  Warren  dated
          February 22, 2002).

   6      Pledge Agreement dated October 19, 1999, between Kenneth J. Warren and              *
          Richard P.  Johnston and Jayne A.  Johnston,  Trustees of the Johnston
          Family Living Trust u/a dtd.  April 11, 1999  (incorporated  herein by reference  to Exhibit 4 of  Schedule  13D of Kenneth J.  Warren  dated
          February 22, 2002).

   7      Stock Option Purchase  Agreement between Richard P. Johnston and Danny              *
          Edwards dated February 28, 2001  (incorporated  herein by reference to
          Exhibit 3 to Schedule 13D of Richard P. Johnston, et al dated February
          28, 2001).

   8      Option Agreement dated July 24, 2001 between Kenneth J. Warren and The              *
          Johnston Family Charitable  Remainder Unitrust #3 (incorporated herein by  reference  to  Exhibit 3 to  Amendment  No. 1 of  Schedule  13D of
          Richard P. Johnston, et al, dated August 31, 2001).

   9      Option  Agreement dated July 24, 2001 between  Charles S. Mechem,  Jr.              *
          and The Johnston Family Charitable Remainder Unitrust #3 (incorporated herein by reference to Exhibit 4 to Amendment No. 1 of Schedule 13D of
          Richard P. Johnston, et al, dated August 31, 2001).

* Incorporated by reference.

                                    EXHIBIT 1

                      STATEMENT PURSUANT TO RULE 13D-1 (k)


     The undersigned parties hereto hereby consent and agree to file a joint statement on Schedule 13D under the Securities Exchange Act of 1934, as amended, on behalf of each of them, with respect to shares of common stock of ROYAL PRECISION, INC. beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Statement pursuant to Rule 13d-1(k) as an exhibit to such Schedule 13D, thereby incorporating the same into such Schedule 13D


                                           March 20, 2002
                                           -------------------------------------
                                           (Date)

                                           /s/ Richard P. Johnston
                                           -------------------------------------
                                           (Signature)

                                           Richard P. Johnston
                                           -------------------------------------

                                           March 20, 2002
                                           -------------------------------------
                                           (Date)

                                           /s/ Richard P. Johnston
                                           -------------------------------------
                                           (Signature)

                                           Jayne A. Johnston
                                           -------------------------------------

                                           March 20, 2002
                                           -------------------------------------
                                           (Date)

                                           Johnston Family Living Trust

                                           By: /s/ Richard P. Johnston
                                               ---------------------------------
                                               (Signature)

                                               Richard P. Johnston
                                               ---------------------------------

                                           March 20, 2002
                                           -------------------------------------
                                           (Date)

                                           Johnston Family Charitable Remainder
                                           Trust #3

                                           By: /s/ Richard P. Johnston
                                               ---------------------------------
                                               (Signature)

                                               Richard P. Johnston
                                               ---------------------------------

                                           March 20, 2002
                                           -------------------------------------
                                           (Date)

                                           The Johnston Family Charitable
                                           Foundation

                                           By: /s/ Richard P. Johnston
                                               ---------------------------------
                                               (Signature)

                                               Richard P. Johnston
                                               ---------------------------------

                                   EXHIBIT 2

                              DESIGNATION AGREEMENT

THIS DESIGNATION AGREEMENT (the "Agreement"), dated as of March 1, 2002 between ROYAL PRECISION, INC., a Delaware corporation (the "Company"), and THE JOHNSTON FAMILY CHARITABLE FOUNDATION (the "Foundation").

WHEREAS,  in view of (a) the current  holdings of the Foundation in the Company,
(b) the Foundation's having made available,  and undertaking to continue to both
(i) make available to the Company the services of David E. Johnston, President of the Foundation, and Richard P. Johnston, without additional compensation, to continue to participate in numerous face to face meetings with prospective Company financing sources and potential merger partners; and (ii) make available to the Company the Foundation's rights to use a private aircraft to facilitate such meetings; and (c) the Foundation's acknowledgement that a designated nominee of the Foundation will hereafter be serving on the Board of Directors of the Company as the deputy of the Foundation, thereby making the Foundation a director by deputization, the Company deems it advisable and in the best interests of the Company to grant to the Foundation the right to designate for election to the Board of Directors one nominee for election as director on certain terms and conditions.

NOW THEREFORE, in consideration of the undertakings hereinafter contained, the parties hereto, intending to be legally bound, do hereby agree as follows:

SECTION 1. DESIGNATION. In consideration of the Foundation's aggregate ownership in the Company, and the Foundations undertakings and acknowledgements referred to above, the Company grants to the Foundation the right to designate one person to be nominated for election to the Board of Directors of the Company for so long as the Foundation owns of record or beneficially at least 10% of the outstanding shares of common stock of the Company and that such designee be initially David E. Johnston. The Company shall exercise reasonable efforts to cause such nominee to be elected as a director of the Company.

SECTION 2. MISCELLANEOUS.

     2.1. WAIVER. No purported waiver by either party or any default by the other party of any term or provision contained herein shall be deemed to be a waiver of such term or provision unless the waiver is in writing and signed by the waiving party. No such waiver shall, in any event, be deemed a waiver of any subsequent default under the same or any other term or provision contained herein.

     2.2. ENTIRE AGREEMENT. This Agreement sets forth the entire understanding between the parties concerning the subject matter of this Agreement and incorporates all prior negotiations and understandings. There are no covenants, promises, agreements, conditions or understandings, either oral or written, between them relating to the subject matter of this Agreement other than those set forth herein. No representation or warranty has been made by or on behalf of either party to this Agreement (or any officer, director, employee or agent thereof) to induce the other party to enter into this Agreement or to abide by or consummate any transactions contemplated by any terms of this Agreement, except representations and warranties expressly set forth herein. No alteration, amendment, change or addition to this Agreement shall be binding upon either party unless in writing and signed by the parties to be charged.

     2.3. JOINT PREPARATION. This Agreement is to be deemed to have been prepared jointly by the parties hereto and any uncertainty or ambiguity existing herein shall be interpreted according to the application of the rules of interpretation for arms' length agreements.

     2.4. NO PARTNERSHIP. Nothing contained in this Agreement shall be deemed or construed by the parties hereto or by any third person to create the relationship of principal and agent or of partnership.

     2.5. SUCCESSORS. Each and all of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and, except as otherwise specifically provided in this Agreement, their respective successors and permitted assigns; provided, however, that neither this Agreement, nor any rights herein granted may be assigned, transferred or encumbered except as specifically otherwise permitted herein.

     2.6. NOTICE PROCEDURE. Any consent, waiver, notice, demand, request or other instrument required or permitted to be given under this Agreement shall be in writing and be deemed to have been properly given only when delivered in person or by telecopy or other facsimile transmission (followed with hard copy sent by prepaid courier service), addressed to the following:

     If to the Foundation

     c/o Richard P. Johnston
     4350 Greens Place                     Telephone: (307) 739-3010
     Wilson, WY  83014                     Fax: (602) 575-0320

     If to the Company

     P.O. Box 298
     535 Migeon Avenue
     Torrington, Connecticut  06790        Telephone: (860) 489-9254
     Attn: President                       Fax: (860) 489-5454

Notice of change of address will be effective only upon receipt.

     2.7. CAPTIONS. The captions and section numbers appearing in this Agreement are inserted only as a matter of convenience. They do not define, limit, construe or describe the scope or intent of the provisions of this Agreement.

     2.8. PARTIAL INVALIDITY. If any term or provision of this Agreement, or the application thereof to any person, firm, corporation or other entity or circumstance, shall be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons, firms, corporations or other entities or circumstances other than those as to which it is held invalid, shall be unaffected thereby and each remaining term or provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

     2.9. COUNTERPARTS. This Agreement may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and the parties hereto may execute this Agreement by signing one or more counterparts.

     2.10. THIRD PARTIES. Nothing herein express or implied is intended or shall be construed to confer upon or give any person, other than the parties hereto and their respective heirs, successors or permitted assigns, any rights or remedies under or by reason of this Agreement.

     2.11. GOVERNING LAW. This Agreement shall be governed and construed by the provisions hereof and in accordance with the laws of the State of Delaware applicable to agreements to be performed in the State of Delaware.

     2.12. FURTHER ASSURANCES. If, at any time, either of the parties hereto shall consider or be advised that any further documents are necessary or desirable to carry out the provisions hereof, the appropriate party or parties hereto shall execute and deliver, or cause to be executed and delivered, any and all such other documents and do, or cause to be done, all things necessary or proper to fully carry out the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.


                                   ROYAL PRECISION, INC.

                                   By: /s/ John C. Lauchnor
                                       -----------------------------------------
                                       John C. Lauchnor, President


                                   THE JOHNSTON FAMILY CHARITABLE FOUNDATION

                                   By: /s/ David E. Johnston
                                       -----------------------------------------
                                       David E. Johnston, President

                                   EXHIBIT 3

                              CONVERSION AGREEMENT

THIS CONVERSION AGREEMENT (the "Agreement"), dated as of March 11, 2002 between ROYAL PRECISION, INC., a Delaware corporation (the "Company"), and THE JOHNSTON FAMILY CHARITABLE FOUNDATION (the "Foundation").

WHEREAS, the Company will be meeting with its lender, Wells Fargo, and the Company believes that (a) the Company's cash flow position will be materially improved if the Company can eliminate the debt service on the $1,250,000 loan owed to the Foundation which bears interest at 13% annually and matures on October 31, 2002 (the "Foundation Loan") and carries registration rights as set forth in the subordinated note covering the Foundation Loan dated October 26, 2001 ("Note"), (b) the Company will not be able to repay the Foundation Loan at its maturity, (c) the Foundation has the option to convert the Foundation Loan into shares of common stock of the Company at the rate of $.25 per share upon a default under the Foundation Loan, (d) the later in time that the Foundation converts the Foundation Loan, the greater the amount of interest that will be owed and the greater the number of shares that will be issued upon conversion of the Foundation Loan, (e) the Company's common stock is trading today at $.10 per share, and (f) Wells-Fargo may be induced to provide certain financial benefits to the Company if the financial position of the Company were strengthened by the elimination of the Foundation Loan, and

WHEREAS, the Foundation is willing, at the request of the Company's lender, to convert the Foundation Loan into shares of common stock of the Company at the rate of $.25 per share ("Conversion").

NOW THEREFORE, in consideration of the undertakings hereinafter contained, the parties hereto, intending to be legally bound, do hereby agree as follows:

SECTION 1. NOTICE. Upon receipt of a written notice by the Company's lender, Wells Fargo, to the Foundation prior to June 1, 2002 indicating that Wells Fargo has executed and delivered to the Company amendments to the loan agreements among subsidiaries of the Company and Wells Fargo permitting those subsidiaries to defer each of the four $100,000 principal repayments due on the first day of the four consecutive months starting on March 1, 2002, the Foundation agrees to convert the outstanding principal and interest due under the Foundation Loan through March 31, 2002 into shares of common stock of the Company at the rate of $.25 per share and waive all interest accruing for any time thereafter. As soon as practicable after such notice, the Company shall issue to the Foundation a certificate for the number of shares to which the Foundation is entitled. Conversion shall be considered payment in full by the Company of the Note. The Foundation and the Company will effect such amendments to the Note as may be necessary to implement Conversion, while preserving the registration rights appurtenant to the shares into which the Foundation loan is converted.

SECTION 2. MISCELLANEOUS.

     2.1. WAIVER. No purported waiver by either party or any default by the other party of any term or provision contained herein shall be deemed to be a waiver of such term or provision unless the waiver is in writing and signed by the waiving party. No such waiver shall, in any event, be deemed a waiver of any subsequent default under the same or any other term or provision contained herein.

     2.2. ENTIRE AGREEMENT. This Agreement sets forth the entire understanding between the parties concerning the subject matter of this Agreement and incorporates all prior negotiations and understandings. There are no covenants, promises, agreements, conditions or understandings, either oral or written, between them relating to the subject matter of this Agreement other than those set forth herein. No representation or warranty has been made by or on behalf of either party to this Agreement (or any officer, director, employee or agent thereof) to induce the other party to enter into this Agreement or to abide by or consummate any transactions contemplated by any terms of this Agreement, except representations and warranties expressly set forth herein. No alteration, amendment, change or addition to this Agreement shall be binding upon either party unless in writing and signed by the parties to be charged.

     2.3. JOINT PREPARATION. This Agreement is to be deemed to have been prepared jointly by the parties hereto and any uncertainty or ambiguity existing herein shall be interpreted according to the application of the rules of interpretation for arms' length agreements.

     2.4. NO PARTNERSHIP. Nothing contained in this Agreement shall be deemed or construed by the parties hereto or by any third person to create the relationship of principal and agent or of partnership.

     2.5. SUCCESSORS. Each and all of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and, except as otherwise specifically provided in this Agreement, their respective successors and permitted assigns; provided, however, that neither this Agreement, nor any rights herein granted may be assigned, transferred or encumbered except as specifically otherwise permitted herein.

     2.6. NOTICE PROCEDURE. Any consent, waiver, notice, demand, request or other instrument required or permitted to be given under this Agreement shall be in writing and be deemed to have been properly given only when delivered in person or by telecopy or other facsimile transmission (followed with hard copy sent by prepaid courier service), addressed to the following:

     If to the Foundation

     c/o Richard P. Johnston
     4350 Greens Place                     Telephone: (307) 739-3010
     Wilson, WY  83014                     Fax: (602) 575-0320

     If to the Company

     P.O. Box 298
     535 Migeon Avenue
     Torrington, Connecticut  06790        Telephone: (860) 489-9254
     Attn: President                       Fax: (860) 489-5454

Notice of change of address will be effective only upon receipt.

     2.7. CAPTIONS. The captions and section numbers appearing in this Agreement are inserted only as a matter of convenience. They do not define, limit, construe or describe the scope or intent of the provisions of this Agreement.

     2.8. PARTIAL INVALIDITY. If any term or provision of this Agreement, or the application thereof to any person, firm, corporation or other entity or circumstance, shall be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons, firms, corporations or other entities or circumstances other than those as to which it is held invalid, shall be unaffected thereby and each remaining term or provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

     2.9. COUNTERPARTS. This Agreement may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and the parties hereto may execute this Agreement by signing one or more counterparts.

     2.10. THIRD PARTIES. Nothing herein express or implied is intended or shall be construed to confer upon or give any person, other than the parties hereto and their respective heirs, successors or permitted assigns, any rights or remedies under or by reason of this Agreement.

     2.11. GOVERNING LAW. This Agreement shall be governed and construed by the provisions hereof and in accordance with the laws of the State of Delaware applicable to agreements to be performed in the State of Delaware.

     2.12. FURTHER ASSURANCES. If, at any time, either of the parties hereto shall consider or be advised that any further documents are necessary or desirable to carry out the provisions hereof, the appropriate party or parties hereto shall execute and deliver, or cause to be executed and delivered, any and all such other documents and do, or cause to be done, all things necessary or proper to fully carry out the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.


                                   ROYAL PRECISION, INC.

                                   By: /s/ John C. Lauchnor
                                       -----------------------------------------
                                       John C. Lauchnor, President


                                   THE JOHNSTON FAMILY CHARITABLE FOUNDATION

                                   By: /s/ David E. Johnston
                                       -----------------------------------------
                                       David E. Johnston, President